Exhibit 99.1

Fortuna and Roxgold complete combination to create a global premier growth-oriented intermediate gold and silver producer

Vancouver, July 2, 2021 – Fortuna Silver Mines Inc. (“Fortuna”) (NYSE: FSM | TSX: FVI) and Roxgold Inc. (“Roxgold”) (TSX: ROXG | OTCQX: ROGFF) are pleased to announce the completion of the previously announced business combination between Fortuna and Roxgold (the "Transaction") to create a global premier growth-oriented intermediate gold and silver producer. For additional details related to the Transaction, please refer to the joint news release dated April 26, 2021, “Fortuna And Roxgold Agree To Business Combination Creating A Low-Cost Intermediate Global Precious Metals Producer”.

Jorge A. Ganoza, President and CEO of Fortuna, commented, “The successfully completed business combination creates a low-cost intermediate gold and silver producer with four operating mines and a permitted development project. The company will benefit from a robust exploration pipeline and expanded presence in the Americas and West Africa, two of the fastest growing precious metals producing regions in the world.” Mr. Ganoza added, “We look forward to a successful integration and to continue building the business in West Africa on the solid foundations cemented by Roxgold.”

John Dorward, President and Chief Executive Officer of Roxgold, commented, “I would like to thank the Roxgold shareholders for their support. I am very proud of the Roxgold team and what we accomplished together and believe Fortuna is now positioned with one of the best organic growth pipelines among any of the intermediate precious metal producers, supported by peer-leading free cash flow generation, increased scale and diversification, and a lower cost of capital.”

The Transaction was completed by way of a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) pursuant to the arrangement agreement between Fortuna and Roxgold dated effective April 26, 2021. Under the terms of the Transaction, Fortuna acquired all the issued and outstanding common shares ("Roxgold Shares") of Roxgold in exchange for 0.283 of a common share of Fortuna (a "Fortuna Share") and C$0.001 in cash for each Roxgold Share held. Upon completion of the Transaction, Roxgold is a wholly-owned subsidiary of Fortuna.

The Transaction was approved by Roxgold shareholders at a special shareholder meeting held on June 28, 2021 and the issuance of Fortuna Shares under the terms of the Transaction was approved by Fortuna shareholders at Fortuna's annual and special meeting held on June 28, 2021. Following the shareholder meetings, the British Columbia Supreme Court granted a final order on June 30, 2021 approving the Arrangement.

Addition to Fortuna's Board of Directors

Upon completion of the Transaction, Kate Harcourt, a member of the board of directors of Roxgold, was appointed to the board of directors of Fortuna.

Information for former Roxgold Shareholders

Fortuna will continue under the name "Fortuna Silver Mines Inc." with the ticker symbol "FVI" on the Toronto Stock Exchange and "FSM" on the New York Stock Exchange. The Roxgold Shares are expected to be delisted from the TSX and OTCQX two to three trading days following closing and an application will be made to have Roxgold cease to be a reporting issuer.

In order to receive the Fortuna Shares and cash consideration under the Arrangement, registered Roxgold shareholders who hold physical share certificates or DRS Statements must submit a letter of transmittal to Computershare Investor Services Inc. A copy of the letter of transmittal is available on Roxgold's SEDAR profile at www.sedar.com. Roxgold shareholders who hold their Roxgold Shares though a broker or other intermediary should follow the instructions provided by such broker or other intermediary.

Advisors and Counsel

INFOR Financial Inc. acted as financial advisor to Fortuna in connection with the Transaction. Scotiabank acted as financial advisor to the Fortuna Board of Directors in connection with the Transaction. Blake, Cassels & Graydon LLP and Paul Weiss LLP acted as Fortuna’s Canadian and United States legal advisors, respectively.

BMO Capital Markets acted as financial advisor to Roxgold in connection with the Transaction. Canaccord Genuity Corp. acted as financial advisor to the Roxgold special committee and Board of Directors in connection with the Transaction. Davies Ward Phillips & Vineberg LLP acted as Roxgold’s legal advisor.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines and a development project in Argentina, Mexico, Peru, Côte d’Ivoire, and Burkina Faso. Sustainability is integral to all of Fortuna's operations and relationships. Fortuna produces gold and silver and generates shared value over the long-term for its shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit Fortuna´s website.

For information about Fortuna Silver Mines Inc. Carlos Baca Director, Investor Relations E: info@fortunasilver.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included, other than statements of historical fact, which address activities, events or developments that Fortuna or Roxgold expects or anticipates may or will occur in the future, are forward-looking information.

The Forward-looking Statements in this news release may include, without limitation, statements about Fortuna and Roxgold’s current expectations, anticipated synergies and benefits of the Transaction, statements with respect to the trading of the Fortuna shares on the Toronto Stock Exchange and New York Stock Exchange, and the de-listing of the Roxgold Shares. Readers are also cautioned that such additional information is not exhaustive. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipated”, “estimated”, "expected", “potential”, “future”, “assumed”, “projected”, “planned”, “to be”, "will" or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are independent and management's future course of action would depend on its assessment of all information at that time. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in each of Fortuna’s and Roxgold’s annual information form for the year ended December 31, 2020 which has been filed on SEDAR at www.sedar.com for further information regarding the risks and other factors applicable to the Arrangement.

Although Fortuna and Roxgold believe that the expectations conveyed by the Forward-looking Statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. Fortuna and Roxgold disclaim any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.